UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Kurz & Root Company
                              -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   501296107
                                   ---------
                                 (CUSIP Number)

                      John Wilson, c/o Prospect Development
           7 Happ Road, Suite 8, Northfield, IL 60093  (847) 446-1400
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 5, 1998
                                  -----------
                       (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [  ]

CUSIP No. 501296107
          ---------

- ------------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

            John Wilson
- ------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [N/A]
            (b) [N/A]
- ------------------------------------------------------------------------------
3      SEC Use Only

- ------------------------------------------------------------------------------
4      Source of Funds (See Instructions)
            PF
- ------------------------------------------------------------------------------
5      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)
            [N/A]
- ------------------------------------------------------------------------------
6      Citizenship or Place of Organization
            United States
- ------------------------------------------------------------------------------
Number of	    7	    Sole Voting Power
Shares Bene-               432,565
ficially 	    ----------------------------------------------------------------
Owned by 	    8	    Shared Voting Power
Each Reporting
Person With    -----------------------------------------------------------------
                9     Sole Dispositive Power
                           432,565
		   -----------------------------------------------------------------
               10    Shared Dispositive Power

- ------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person
            432,565
- ------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            [N/A]
- ------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
            85%
- ------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)
            IN
- ------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     508,900 shares of common stock of Kurz & Root Company issued and outstanding.
     Address:     Kurz & Root
                  c/o Prospect Development Corporation
                  7 Happ Road, Suite 8, Northfield, IL 60093

Item 2.  Identity and Background

(a)     Name:                John G. Wilson
(b)     Business Address:    Prospect Development
                             7 Happ Road-Suite 8
                             Northfield, IL 60093
(c)     Employer:            Prospect Development Corporation
        Position:            President
        Principal Business:  Sports and entertainment development
        Address:             7 Happ Road, Suite 8, Northfield, IL 60093
(d)     Criminal proceeding: No
(e)     Civil proceeding:    No
(f)     Citizenship:         United States

Item 3.  Source and Amount of Funds or other Consideration

         Stock was purchased for $5,000 of Mr. Wilson's personal funds.

Item 4.  Purpose of Transaction

         Kurz & Root has emerged from bankruptcy proceedings. A controlling interest has been purchased by Mr. Wilson as a "shell" corporation to consider a reverse merger. Details of the potential reverse merger are not available at this time.

Item 5.  Interest in Securities of the Issuer

(a) 432,565 shares of common stock were purchased by Mr. Wilson which represent 85% of the common stock issued and outstanding.

(b) John Wilson has the sole power to vote and dispose 432,565 shares. He also has the sole power to direct the vote or direct the disposition of the 432,565 shares.

(c) John Wilson purchased 432,565 common shares of Kurz & Root for a total purchase price of $5,000. This transaction was completed on May 5, 1998.

(d) No other person has the right to receive dividends or sale proceeds from the 432,565 shares purchased by Mr. Wilson.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to be Filed as Exhibits

         None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 1998
------------

                                                            /s/  John Wilson
                                                            --------------------
                                                            John Wilson